Exhibit 99.4
Nuclear: The clean air energy that everybody’s talking about!
Cameco
2007 Business Review

Certain statements in this business review are forward-looking statements. When used in this business review, the words “believes”, “intends”, “anticipates”, “expects”, “estimates” and words of similar import may indicate forward-looking statements. Statements which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences include the risk factors associated with Cameco’s operations, which are described in its most recent annual and interim financial statements and MD&A, annual information form, material change reports and press releases available through SEDAR (sedar.com). Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this business review. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

There’s a lot to talk about!
What two topics dominate energy debate today? Easy – global warming and energy security. With booming economies in China and India, worldwide demand for energy isn’t going away. It’s going up. And the question of how to meet the world’s energy appetite while reducing the threat of global warming has never been more critical.
There’s a clear reason why many environmentalists, policy makers and the general public are becoming strong supporters of nuclear energy. Nuclear is a safe, reliable, cost-effective alternative. It does not emit greenhouse gases. Nor does it emit acid rain producing gases. And there’s more buzz. Right now, countries representing half the world’s population are building new nuclear power plants.
At Cameco, we believe the world needs nuclear — the clean air energy. That’s something to talk about.
Our Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer and supplier of conversion services. The company’s competitive position is supported by its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium around the world, while holding a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
Inside!

Letter From the Chair	2
CEO Jerry Grandey: In His Own Words	4
Objectives, Goals and Results	14
Behind the Buzz	16
Supply Strength	18
Financial Strength	19
Directors and Officers	22
Five-Year Financial Summary	24
NOTE: This document, which includes certain excerpts from Cameco’s audited financial statements, is intended as a summary of Cameco’s business and does not contain complete information. For complete information, see our annual information form, audited financial statements and notes, management’s discussion and analysis (MD&A) and other materials, which are available on SEDAR (sedar.com) and on our website at cameco.com. To receive the complete audited financial statements and notes, and related MD&A, fill out and mail the enclosed postcard on page 16 or visit our website at cameco.com.

“Strong, ethical leadership is critical
to achieve our vision to be a dominant
nuclear energy company.”
Cameco’s commitment to continual improvement begins with sound corporate governance.
The board is responsible for ensuring that Cameco is positioned to take full advantage of the outstanding opportunity offered by the nuclear industry. In doing so, we are committed to the principles of sustainable development to ensure that we continue to attract and retain the best people, build shareholder value, strengthen our reputation as the developer and partner of choice, and retain the loyalty of our customers.
We have always taken governance seriously. Strong, ethical leadership is critical to our success. We believe that Cameco has an exceptional management team with the integrity, skills, knowledge and experience to achieve our vision to be a dominant nuclear energy company.
In 2006, we further evolved the board’s best practices to meet changing investor and market expectations and, quite simply, to do what we believe to be the right thing. We met increasingly high standards for integrity and diligence in risk management. We ensured a sharp focus on Cameco’s business by limiting the number of other corporate boards on which our directors may sit. We also made the board more accountable through enhanced board election, review procedures and the adoption of a majority voting policy.
Our commitment to ethical conduct has been communicated throughout the company, and reinforced by the establishment of effective, independent reporting channels.
We strengthened our board with the addition of Anne McLellan. As a former senior federal cabinet minister and deputy prime minister, Anne has extensive knowledge of government and administration in Canada where many of our core assets are located. In her political life, Anne took on the most challenging files and earned respect from people across the ideological spectrum through the capable handling of difficult issues and forthright communication. I am delighted that she has accepted a position on our board and look forward to her participation in our efforts to build value for Cameco’s shareholders.
Cameco’s ability to sustain the high quality of its management team was tested in 2006 by the planned retirement of Terry Rogers, senior vice-president and chief operating officer. Terry has brought valuable international experience and sound technical judgment to Cameco’s management team. For the time being, Terry graciously has agreed to delay his retirement to oversee the initial stages of the remediation of the Cigar Lake project where a major water inflow occurred in October 2006, and we thank him for his continuing commitment.
Joining Cameco to replace Terry as senior vice-president and chief operating officer is Tim Gitzel.
Tim has accumulated extensive senior management experience in uranium mining while serving as a senior executive with AREVA, most recently as executive vice-president responsible for global uranium mining operations. On behalf of the board, I would like to take this opportunity to formally welcome Tim to our company.
Our industry continued to make progress in 2006. Nuclear energy is increasingly seen as part of the solution to global environmental problems. Uranium prices nearly doubled and the world’s most powerful economies, led by the US, continued to progress toward new nuclear generation capacity.
In recognition of our confidence in the company’s financial condition and future prospects, we increased our dividend for 2007 by 25%, representing the fourth increase in the past five years.
We enter 2007 with a well-considered business plan, and solid governance practices. We believe Cameco is well positioned to meet the challenges and capitalize on the opportunities that will emerge in the coming year, and to continue to build sustainable value in the interests of you, our shareholders.
Victor J. Zaleschuk
Chair
MARCH 19, 2007
Vision
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
Mission
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity.
We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
Values
Safety and Environment
The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People
We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.
Integrity
Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence
We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

How is the company doing?
In October 2006, Cameco celebrated its 18th anniversary having become, over this period, one of the world’s largest suppliers of uranium concentrates and conversion services. On the strength of this foundation, the company has become internationally recognized as a nuclear energy company, vertically integrated – from global exploration through to the generation of clean nuclear electricity. The latest acquisition, Zircatec Precision Industries, in early 2006, completed Cameco’s ability to serve the entire Candu reactor fuel cycle.
Cash From Operations
($ millions)
450
418
225 278 228
0 2004 2005 2006
> Cameco’s cash from operations dramatically increased 50% from 2005.

The company’s achievements did not come overnight. Instead, they reflect a strong vision and deliberate strategies adopted through our longstanding strategic planning process. Each year, Cameco evaluates the state of the nuclear industry, gauges its prospects, tests its vision and adopts appropriate short- and long-term objectives.
The company is now poised for further growth driven by much improved markets and a renewed sense of optimism about nuclear energy. Indeed, many countries in both the developed and developing world are building or planning to build the next generation of nuclear energy plants. And, while licensing and construction can take as long as a decade, the recognition of the many benefits of nuclear technology will assure a strong market for Cameco products well into the future and provide new opportunities for growth.
We’ve seen the price of uranium almost double over the past year and Cameco has benefited from this with higher realized prices and new contracts that promise to deliver value in the years ahead. Conversion prices, too, have increased and remain robust. With the rise in prices, Cameco’s share price has increased dramatically over the past four years. The rate of increase slowed somewhat last year, as energy stocks became more volatile and as Cameco faced several production challenges while continuing to deliver into lower priced legacy contracts. Currently, we are signing long-term contracts which capture in full, the new price structure.
“We are now entering
an era of strong prices and
increased demand.”
The challenges are there and they are being confronted with enthusiasm. Cameco, with its solid foundation, is an extremely resilient company, entering an era of strong prices and increased demand. Our position of leadership in an exciting industry allows us to attract and retain the best people, all dedicated to delivering the multiple benefits of nuclear energy to mankind.
Cameco, then, is doing very well and is gaining strength every day as we conduct our business, meet our challenges and seize opportunities.
The McArthur River high-grade uranium mine produced at licenced capacity again in 2006, mining 18.7 million pounds. The mine is located more than 600 kilometres north of Cameco’s head office in Saskatoon, Saskatchewan.

What issues is Cameco dealing with?
No company will grow and prosper without occasionally being challenged. Cameco is no exception. And the challenges or issues we currently face are made all the more urgent by the increased expectations resulting from rapidly rising uranium prices and demands for nuclear energy. Indeed, these expectations affect the entire business and will influence our future in many different ways.
Over its short history, Cameco has delivered growth through discovery, acquisition and a sound marketing approach. Continuing this trend is a priority, with the focus being on growth in uranium production and conversion services. Today, Cameco benefits by having geographically diversified production sources and intends to build on this advantage. Two mine developments are underway – Cigar Lake in Saskatchewan and Inkai in Kazakhstan. Our United States in situ leach mines are expanding. And, of course, we are exploring globally for the next big discovery.
Concurrently, we are also seeking opportunities in enrichment, fabrication and generation. The reality, however, is that higher prices and expectations for nuclear energy have made opportunities in these segments very expensive.
Cameco has pursued its growth strategies with financial discipline and intends to do the same in the future. Hence, growth opportunities will be evaluated carefully and will not be undertaken just to add bulk.
“While the water inflow presents
a serious challenge, Cigar Lake will become
a significant production source.”
Cigar Lake is central to our strategy of production diversification. In October 2006, the project suffered a setback when an underground tunnel collapsed allowing large volumes of water to flood the mine. Cameco and its partners are now focused on its remediation. Cigar Lake is not an easy orebody to develop or mine, but we are committed to extracting the considerable value represented by the known reserves and resources. And, while the water inflow presents a serious challenge, Cigar Lake will become a significant production source. In the meantime, the development of the Inkai deposit continues in Kazakhstan with the strong support of our joint venture partner, KazAtomProm.

Higher uranium prices are driving new investment in exploration, development and expansion. Cameco is engaged in all of these. Exploration in many countries is state-controlled, not open to foreign investment or ownership. Cameco is working to overcome these obstacles and announced several new partnerships in 2006, leading to increased access for exploration and possible development.
Efforts to expand production in response to better market conditions have been challenged by environmental and licensing issues and, while there is a path to success, achieving production increases in the uranium industry is a slow process. Cameco is not unique in this respect, as the entire industry is suffering from the lack of meaningful exploration and investment over the past two decades. Fortunately, Cameco retained its highly-skilled exploration team throughout the lean period and is well positioned to compete in the new exploration cycle.
Today, a new cycle of exploration is underway that will generate internal and external opportunities. To take advantage of these, Cameco is positioning itself to become a partner of choice. We will do this by pursuing environmental leadership in all that we do. By exemplifying this leadership, our development, expansion and acquisition plans should proceed more expeditiously. A first test will be the renewal of our Key Lake and Rabbit Lake facilities as well as the implementation of Vision 2010, our plan to modernize the Port Hope conversion facility.
Cameco faces other challenges, which include finding more efficient ways of conducting our business, managing change and confronting issues – with a proper balance between work and home – all the while having fun along the way.
As we successfully deal with the issues before us, we will become stronger and even more resilient.
Highlights
FINANCIAL
($ millions except per share amounts)

	2006	2005	change
Revenue[1]	1,832	1,313	40%
Net earnings	376	215	75%
Earnings per share — diluted[1]	1.02	0.60	70%
Cash provided by operations	418	278	50%
Cash flow per share	1.19	0.80	49%
Adjusted net earnings[2]	274	208	32%
Average uranium (U3O8) spot price for the year ($US/lb U3O8)	49.60	28.67	73%
Average realized uranium price for the year
$US/Ib U3O8	20.62	15.45	34%
$Cdn/Ib U3O8	24.72	20.14	23%
Average Ontario electricity spot price ($/MWh)	46	68	(32%)
Average realized electricity price ($/MWh)	48	58	(17%)
Average spot market gold price for the year ($US/ounce)	602	445	35%
Average realized gold price for the year ($US/ounce)	597	433	38%
Weighted average number of paid common shares (millions)	352.1	347.9	1%
Net debt to capitalization	12%	9%	33%

Production (Cameco’s share)

Uranium concentrates (million lbs U3O8)	21.0	21.2	(1%)
Fuel services (million kgU)[3]	13.2	11.4	16%
Electricity generation (TWh)	8.2	9.7	(15%)
Gold (thousand oz)[4]	303.6	407.4	(25%)

[1]	In 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In 2005, consolidated revenue included Cameco’s proportionate share of BPLP revenue following the restructuring of the partnership as of October 31, 2005. Prior to that date, we accounted for BPLP using the equity accounting method.

[2]	Net earnings for 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in the Fort à la Corne joint venture. Net earnings for the year ended December 31, 2005 have been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to the restructuring of the BPLP.

[3]	2006 includes 11 months of Zircatec production.

[4]	Represents Cameco’s beneficial ownership interest in the Kumtor and Boroo mines.

Note: All dollar amounts expressed in Canadian dollars unless otherwise noted.

What are you doing to achieve sustainable development?
Sustainable development is not a new concept to Cameco. We have been practising it for well over a decade by making sure that the communities we impact benefit from our operations. This has been our objective wherever we operate and includes education and health initiatives as well as community infrastructure and business development. As we build on the success of each initiative, we know that the improved economic base and capability of these communities will outlast our presence – a true measure of sustainability. Moreover, we continue to look for new ways of making sure that immediate benefits become sustainable over the longer term.
Early Cameco efforts regarding social responsibility have evolved with industry practice, and we now define sustainability more broadly to include stakeholders beyond our traditional impact communities. We measure all of our effects on the environment and put this in the context of delivering value to our shareholders and

“Cameco is committed to renewing
our facilities and lessening their
impact on the environment.”
employees through solid financial performance. Often referred to as the triple bottom line, Cameco measures its performance and sets aggressive goals for continual improvement. And, overall, our performance has been very good, but there are always areas where we can do better. Our facilities suffered from a lack of investment in the weak market that spanned the last two decades. Now, with much better prices and promises of robust future cash flow, Cameco is committed to renewing its facilities, lessening their impact on the environment and allowing them to serve regional production needs for decades to come. Their continued operation will provide sustainable benefits for all of Cameco’s stakeholders.
Measurement of our performance is being done through our sustainability report, the second edition of which was recently released on our website. We intend to make this more current as our ability to collect relevant data improves. By publishing this data, we intend to keep score, demonstrate continual improvement and prove that the generation of nuclear energy, in its full dimension, is sustainable over the long term.
Finally, as we measure our performance, the goals we set for ourselves will be guided by our commitment to environmental leadership. The journey will be long, but filled with the satisfaction of knowing that what we do will make a positive contribution to the world.

What are your priorities for 2007?
Uranium Spot Price
($US/lb U3O8 )
80 60 40 20
0 97 98 99 00 01 02 03 04 05 06
Source: TradeTech and Ux average
> In 2006, the uranium spot price jumped dramatically to $72 per pound, a 96% increase over 2005.
Cameco has delivered significant shareholder value over the previous four years and we are committed to continuing this trend. We will do so, in part, by securing the benefits of record uranium and conversion prices through the design of our contract portfolio and by pursuing growth opportunities that meet our financial expectations.
In the longer term, we know that increasing shareholder value must be built on a strong foundation. So, in
Nuclear reactors around the world use fuel that is processed at Cameco’s Port Hope conversion facility, located in Ontario.

“We are securing the benefits of record
uranium and conversion prices through the
design of our contract portfolio.”
2007, we will continue our focus on fundamentals by providing a safe, healthy and rewarding workplace. We will strive to mitigate our environmental impacts through the pursuit of environmental leadership. Accordingly, at each of our business operations, we will continue to implement strategies and actions to significantly reduce our impacts to air, water and land, and to decrease our consumption of energy. The use of our quality management system to identify risks and drive continued improvement in these areas will be crucial to our success.
In my response to an earlier question, I referred to the setback we experienced in 2006 at Cigar Lake. Getting the project back on its development track for production startup in 2010 will be a high priority in 2007. We have a dedicated team of very talented people working on the remediation program, and we know the market will require the output from this extraordinarily valuable orebody.
High uranium and conversion prices provide a great incentive to better our production targets, but, in doing so, we must observe our commitments to safety, environment and cost control. We intend to lay the foundation for our next mine development by completing a feasibility study on the Millennium deposit, while increasing substantially our commitment to finding significant new orebodies through exploration. Growth initiatives will also be pursued in uranium production and vertically with a focus on conversion services. Moreover, we will continue to search for ways of entering the enrichment business that add value to Cameco.
The pursuit of the foregoing priorities, as well as the other objectives we have set for 2007, will only succeed if we achieve excellence in our performance. Cameco’s leadership development program, started two years ago, is well on its way to ensuring we have the leaders we need at all levels of the organization. The momentum we have created through the program will be carried forward in 2007 and accelerated by inclusion of front-line supervisors. The change in culture at Cameco is palpable and our commitment to creating better leaders dedicated to creating shareholder value will continue.

What does the future look like?
Neils Bohr opined that “prediction is very difficult, especially of the future.” So, I answer this question with great trepidation and the humility that comes when looking at the accuracy of my previous forecasts.
We entered 2006 with uranium prices at record levels, robust global exploration programs and more than a few companies with plans for new production. Yes, the markets have been sending the appropriate signals for new investment, but we have discovered how difficult it is, in today’s world, to expand or bring on new production. It appears that the industry will struggle with supply uncertainty for several more years –until some of the big questions are answered around the Russian highly enriched uranium supply post 2013, the timing and extent of mine expansion, and new mine development. Until then, inventory accumulation will put pressure on prices. Over the longer term, however, we are confident that recoverable uranium is abundant and, like every other commodity, production will someday exceed demand and prices will become volatile. Of course, the timing of this is the difficult thing to get right.

What is more certain is the demand side of the equation. For the next few years, we can reliably predict what world requirements will be based upon existing nuclear plants and those under or soon to be under construction. As we look beyond the next five years or so, demand seems likely to accelerate due to aggressive construction programs in Russia and Asia. China has just ordered four Westinghouse advanced pressurized reactors, and has expressed additional interest in two European pressurized reactors (EPR). India is on the verge of being integrated into the world nuclear community with its own ambitious construction plans and other Asian countries are on the cusp of placing orders. With the construction of the first EPR in Finland now underway, and a twin unit planned for France, the next generation of nuclear plants is finally being ordered and built. Their success will set the stage for a significant new construction program in the rest of Europe and in North America.
All of this activity confirms that the much discussed nuclear renaissance is underway. It is underway largely because nuclear offers security of supply, price predictability and energy diversity. Unlike fossil fuels, which release waste into the atmosphere, nuclear contains its relatively small volume of used fuel generated over the last 40 years. Longer-term storage and disposal have been shown to be technically feasible, but require political leadership. And, when the world finally becomes serious about constraining carbon emissions, nuclear energy will have a further impetus – its unquestioned cost competitiveness. The cost of electricity produced by nuclear plants is quite insensitive to the price of uranium and there is plenty of uranium to sustain the industry for the long term.
Construction of the next generation of nuclear plants will translate into a robust and growing market for uranium and conversion. Indeed, since uranium fuel is ordered by customers well in advance of a new plant’s production of electricity, the uranium market will begin seeing the effects of the nuclear renaissance by the end of this decade.
Cameco will respond to this positive outlook for nuclear energy by pursuing its vision to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Objectives
Goals
Results
Vision
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
2006 Objectives
Goal → Safe, Healthy and Rewarding Workplace
Strive to achieve no lost-time injuries at all Cameco-operated sites and maintain a long-term downward trend in employee and long-term contractor injury frequency and severity.
Implement the 2006 action plans in Cameco’s long-term people strategy.
Goal → Clean Environment
Incur no significant environmental incidents and show continual improvement in reducing the total number of environmental incidents.
Enhance environmental leadership by demonstrating excellence in meeting regulatory commitments.
Goal → Supportive Communities
Purchase from northern Saskatchewan businesses at least 75% in value of the contracted services at Cameco’s Saskatchewan mines.
Implement a community development fund in the Inkai project region in Kazakhstan.
Goal → Outstanding Financial Performance
Pursue additional growth opportunities in the nuclear fuel cycle.
Continue the licensing process to obtain the operating licence for Cigar Lake from the Canadian Nuclear Safety Commission (CNSC) for startup in 2007. Commence commissioning of the jet boring mining method at Cigar Lake.
Obtain production licence increase to 22 million pounds U3O8 from the CNSC for the McArthur River and Key Lake operations.
Continue to advance and expand exploration activity to ensure timely replacement of reserves.

2006 Results	2007 Objectives

Goal → Safe, Healthy and Rewarding Workplace	Goal → Safe, Healthy and Rewarding Workplace

•     Cameco’s accident frequency was 0.3 per 200,000 hours worked. Overall safety performance was slightly lower than in previous years, but within the annual target. There was also an unfortunate fatality of a short-term contractor at McArthur River.
Strive to achieve no lost-time injuries at all Cameco-operated sites and maintain a long-term downward trend in employee and long-term contractor injury frequency and severity.

•     Progress was made on each of the four goals of the people strategy: workforce capacity, engagement, leadership and building relationships. Specifically, under workforce capacity and engagement, notable achievements were made on total rewards; this included the introduction of flex benefits and a new employee share ownership plan, and enhancements to the pension program.
Expand leadership development to front-line supervisors to instil the company’s leadership competencies and to ensure that, over time, Cameco’s level of employee engagement shows improvement.

Goal → Clean Environment	Goal → Clean Environment

•     There were four reportable environmental incidents; this reflected changes to regulatory reporting requirements. Overall, Cameco’s environmental performance showed year-over-year continual improvement.
Incur no significant environmental incidents at any Cameco-operated sites and continue a downward trend in the frequency and severity of environmental incidents.

• A pilot database was developed at McArthur River to review its environmental impact statement (EIS). Commitments have been established and will be tracked going forward.	Develop and begin implementing strategies and action plans at all of Cameco’s business operations to significantly reduce impacts to air, water and land, and to decrease the consumption of energy.

Goal → Supportive Communities	Goal → Supportive Communities

• Cameco purchased $160 million in services from northern Saskatchewan businesses, representing 77% of the total service purchases for the company’s Saskatchewan mines.	Procure at least 70% of services for the Saskatchewan minesites from northern businesses. (adjusted to reflect levels of construction at Cigar Lake)

• The joint venture established the Demur Fund and identified specific community projects to support.

Goal → Outstanding Financial Performance	Goal → Outstanding Financial Performance

• As of year end, no economically attractive opportunities were identified. Cameco continues to monitor for potential opportunities in the nuclear fuel cycle that meet our risk/reward profile.	Pursue additional growth opportunities in the nuclear fuel cycle.

• The Cigar Lake schedule has been revised following a water inflow on October 23, 2006 that flooded the project. Remediation is well underway.	Dewater the Cigar Lake mine, and resume mine development after obtaining necessary regulatory approvals.

•     The production increase was on hold, while Cameco developed a long-term action plan for low levels of selenium and molybdenum in the Key Lake effluent. The plan is under review by the CNSC; when approved, the licence application will be resubmitted.
Advance the evaluation and development of alternate mining methods, such as boxhole boring, jet boring and in situ leaching, to attain uranium production targets.

•     In addition to our success with activities in the Athabasca Basin, Cameco acquired a 19.5% interest in UNOR Inc., a uranium exploration and development company. Cameco is also exploring on several new and existing land positions, including the Northwest Territories, Nunavut, Africa, Australia, United States and Mongolia.
Continue to advance and expand exploration activity to ensure timely replacement of reserves.

buzz
BEHIND THE
A growing number of factors are coming together to put extraordinary momentum behind the nuclear energy alternative...
Warming planet
Concern over climate change continues Growing appetite to rise around the world as scientific anecdotal evidence mounts. The threat of rising for electricity sea levels, more frequent and violent storms, and potential effects on human populations are driving climate change to the top of the public The world’s appetite for electricity is growing rapidly. policy agenda and intensifying the search for The US Department of Energy (DOE) forecasts that net sustainable energy alternatives. world electricity consumption will double by 2030 – an increase of about 20 times Canada’s total current consumption or three times that of the US, the world’s biggest electricity consumer. (Source: DOE)
US moves toward World Net Electricity new nuclear plants Consumption 2003-2030
(billion kWh) In March 2007, one early site permit was 35,000 Clinton, IL History
30,000
approved in Illinois. Thirty-three new US
25,000
reactors are in varying stages of planning, and 20,000 that number is expected to grow as the industry and the Nuclear 15,000 Regulatory Commission (NRC) gain experience with a new 10,000
5,000
licensing process. The US Department of Energy is committed to 0 spur construction of new US nuclear capacity by 2010. 2003 2010 2015 2020 2025 2030 (Source: Nuclear Energy Institute)
The Energy Information Administration (EIA) projects a 104% increase in the world’s net electricity consumption by 2030.
Ontario commits to nuclear
Canada’s largest province has committed to sustain nuclear energy’s 54% share of its electricity supply mix. With demand increasing, existing nuclear plants will have to be refurbished and new plants built to maintain nuclear’s share. Bruce Power and Ontario Power Generation have each applied for regulatory approval to prepare their sites for construction of new reactors.
Ontario Legislature, Toronto

World reactor plans
Over the next 10 years, the number of reactors in operation around the world is expected to increase to more than 500 from the current level of about 430. In Asia, 60 reactors are scheduled to be built over the next decade. Most will be built in China and
India, but other Asian countries with large populations and Construction in Japan rapidly expanding economies are moving toward nuclear generation including Vietnam and Indonesia.
US licenses first nuclear facility in 30 years
In June 2006, the US NRC granted a licence to construct and operate a gas centrifuge uranium enrichment plant in Lea County, New Mexico. The National Enrichment Facility is the first major commercial nuclear facility licensed in the US in three decades and a clear signal that the nuclear renaissance is proceeding in America.
Nuclear co-operation
The world’s most populous countries with the fastest growing economies are looking to secure uranium supplies and trade and technology links to sustain their burgeoning nuclear energy programs. Australia is working toward a treaty allowing transfer of nuclear material and technology to China for peaceful purposes and the US Congress has approved a nuclear co-operation agreement with India.
Leading opponent now strong supporter
Leading environmentalist and Greenpeace co-founder Patrick Moore (left) has formed a grassroots coalition to support development of nuclear energy in the US. The Clean and Safe Energy Coalition (CASEnergy) is intended to unite business people, environmentalists and academics in support of nuclear energy as a way to promote environmental health and economic well-being.

SUPPLY
Largest producer
Cameco is the world’s largest uranium producer with diversified sources of supply and demonstrated experience in the global marketing of uranium and conversion services.
Rich reserves *
More than 500 million pounds of proven and probable reserves, including the world’s richest high-grade reserves in northern Saskatchewan, Canada.
Uranium Reserves
Total (Cameco’s Share)
Diversification Cigar Lake 113.2 Inkai 68.6 Cameco is the world’s leading uranium producer McArthur River 256.2 with geographically and technologically diversified operations in Canada, the US and Kazakhstan. Other 75.0 Total 513.0
Uranium Production
* For complete reserves and
Cameco’s share of production resources information, visit (million lbs U3O8) our website at cameco.com.
2007 Planned
McArthur River/Key Lake 13.1 Rabbit Lake 5.5 US ISL 2.4 Inkai * 0.6 Exploration expertise Total 21.6
* Not commercial until 2008.
Premier land position in the world’s most prospective areas for uranium exploration; dedicated people capacity and experience to lead the way.
Uranium Exploration Hectares at 2006 Actual Area Dec. 31, 2006 Expenditures ($millions)
Canada 1,593,000 17.1 Australia 2,020,000 3.6 Other regions 1,045,000 11.3
Total 4,658,000 32.0
Purchase agreements
Firm commitments to annually purchase about 7 million pounds of uranium through 2013, primarily from recycled Russian weapons material.

Consolidated Balance Sheets

As at December 31	2006	2005
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents	$334,089	$623,193
Accounts receivable	403,280	340,498
Inventories	416,479	399,675
Supplies and prepaid expenses	191,831	152,790
Current portion of long-term receivables, investments and other	8,745	8,303

	1,354,424	1,524,459

Property, plant and equipment	3,312,152	2,871,337
Long-term receivables, investments and other	293,714	196,747
Goodwill	180,139	180,232

Total assets	$5,140,429	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$402,806	$350,398
Dividends payable	14,092	10,487
Current portion of long-term debt	7,900	156,699
Current portion of other liabilities	30,881	43,725
Future income taxes	46,289	73,910

	501,968	635,219

Long-term debt	696,691	702,109
Provision for reclamation	228,496	167,568
Other liabilities	232,370	98,609
Future income taxes	339,451	444,942

	1,998,976	2,048,447

Minority interest	400,071	360,697

Shareholders’ equity
Share capital	812,769	779,035
Contributed surplus	540,173	529,245
Retained earnings	1,428,206	1,108,748
Cumulative translation account	(39,766)	(53,397)

	2,741,382	2,363,631

Total liabilities and shareholders’ equity	$5,140,429	$4,772,775

All monetary amounts in this business review are expressed in Canadian dollars, unless otherwise indicated.
Financial information is presented in accordance with Canadian generally accepted accounting principles. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. For the reconciliation and description of certain non-GAAP financial measures, please see our audited financial statements and notes, and related MD&A.

Consolidated Statements of Earnings

For the years ended December 31	2006	2005	2004
($Cdn thousands, except per share amounts)
Revenue from
Products and services	$1,831,690	$1,312,655	$1,048,487

Expenses
Products and services sold	1,127,772	814,032	623,125
Depreciation, depletion and reclamation	199,665	197,516	180,229
Administration	143,014	110,187	71,844
Exploration	58,152	57,468	35,972
Cigar Lake remediation	20,559	—	—
Interest and other	(3,708)	12,103	14,264
Research and development	2,682	2,410	1,911
Gain on sale of assets	(51,826)	(1,739)	(1,958)

	1,496,310	1,191,977	925,387

Earnings from operations	335,380	120,678	123,100

Earnings from Bruce Power	—	165,775	120,722
Other income (expense)	10,046	(13,989)	133,421

Earnings before income taxes and minority interest	345,426	272,464	377,243
Income tax expense (recovery)	(68,843)	30,257	73,285
Minority interest	38,554	26,738	27,452

Net earnings	$375,715	$215,469	$276,506

Basic earnings per common share	$1.07	$0.62	$0.81

Diluted earnings per common share	$1.02	$0.60	$0.77

Consolidated Statements of Retained Earnings

For the years ended December 31	2006	2005	2004
($Cdn thousands)
Retained earnings at beginning of year
As previously reported	$1,114,693	$938,809	$694,423
Change in accounting policy for stock-based compensation	(5,945)	(3,783)	(1,504)

As adjusted	1,108,748	935,026	692,919
Net earnings	375,715	215,469	276,506
Dividends on common shares	(56,257)	(41,747)	(34,399)

Retained earnings at end of year	$1,428,206	$1,108,748	$935,026

     Note: This booklet contains Cameco’s business review information only. For complete MD&A, audited financial statements and notes, fill out and mail the enclosed postcard on page 16 or visit our website at cameco.com.

Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005	2004
($Cdn thousands)
Operating activities
Net earnings	$375,715	$215,469	$276,506
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	199,665	197,516	180,229
Provision for future taxes	(184,639)	(51,723)	31,058
Deferred revenue recognized	(43,449)	(25,286)	(19,085)
Unrealized losses (gains) on derivatives	10,400	10,513	(7,217)
Stock-based compensation	17,549	16,913	9,485
Gain on sale of assets	(51,826)	(1,739)	(1,958)
Cigar Lake remediation	15,356	—	—
Earnings from Bruce Power	—	(165,775)	(120,722)
Equity in (earnings) loss from associated companies	5,320	(184)	(990)
Other expense (income)	—	16,577	(124,050)
Minority interest	38,554	26,738	27,452
Other operating items	35,375	38,517	(22,666)

Cash provided by operations	418,020	277,536	228,042

Investing activities
Acquisition of businesses, net of cash acquired	(83,856)	—	(3,717)
Additions to property, plant and equipment	(459,559)	(284,929)	(148,273)
Restructuring of Bruce Power	—	200,000	—
Net proceeds on sale of investment in Energy Resources of Australia Ltd	—	101,956	—
Increase in long-term receivables, investments and other	(29,687)	(6,077)	(10,466)
Proceeds on sale of property, plant and equipment	46,404	10,532	1,769

Cash provided by (used in) investing	(526,698)	21,482	(160,687)

Financing activities
Short-term financing	—	(14,544)	14,544
Decrease in debt	(156,700)	(167,233)	(169,083)
Increase in debt	—	—	100,300
Issue of debentures, net of issue costs	—	297,750	—
Issue of shares	27,058	25,199	41,281
Subsidiary issue of shares	—	—	101,234
Dividends	(52,660)	(39,970)	(34,262)

Cash provided by (used in) financing	(182,302)	101,202	54,014

Increase (decrease) in cash during the year	(290,980)	400,220	121,369
Exchange rate changes on foreign currency cash balances	1,876	(9,662)	(15,906)
Increase in cash due to accounting change	—	43,103	—
Cash at beginning of year	623,193	189,532	84,069

Cash at end of year	$334,089	$623,193	$189,532

Supplemental cash flow disclosure
Interest paid	$53,551	$26,610	$35,968
Income taxes paid	$115,352	$48,429	$18,262

Directors
Victor J. Zaleschuk 2, 3, 4 1, 2, 5 Calgary, Alberta John S. Auston 2, 3 John H. Clappison
Chair West Vancouver, British Columbia Toronto, Ontario Joe F. Colvin 3, 5
President and CEO of Ashton Mining Managing Partner of the Kiawah Island, South Carolina, USA President and CEO of Nexen Inc., of Canada Inc. from 1996 to 2000 and Toronto, Ontario office of President Emeritus (President a large Calgary-based oil and gas President and CEO of Granges Inc., PricewaterhouseCoopers LLP and CEO from 1996 to 2005) company, from 1997 to 2001. another mining firm, from 1993 to from 1990 to 2005. of the Nuclear Energy Institute
1995. Previously a senior minerals in Washington, D.C. executive with the British Petroleum Group, from 1980 to 1992.
James R. Curtiss 4, 5 Gerald W. Grandey Brookeville, Maryland, USA Harry D. Cook 2, 3, 5 Saskatoon, Saskatchewan
La Ronge, Saskatchewan Partner in the Washington, D.C. President and CEO of Cameco. Nancy E. Hopkins 1, 3 law firm of Winston & Strawn Saskatoon, Saskatchewan Chief of the Lac La Ronge LLP and a Commissioner on Indian Band in Saskatchewan Partner in the Saskatchewan the US Nuclear Regulatory and President of the Kitsaki George S. Dembroski 3, 4 law firm of McDougall Gauley Commission from 1988 Management Limited Toronto, Ontario LLP since 1984. to 1993. Partnership from 1987 Vice-Chairman and a Director of RBC to 2005. Dominion Securities, an investment dealer, from 1981 to 1998.
COMMITTEES:

[1]	Audit

[2]	Reserves Oversight

[3]	Nominating, Corporate Governance and Risk

[4]	Human Resources and Compensation

[5]	Safety, Health and Environment
LEARN MORE ABOUT CAMECO’S GOVERNANCE
See our management proxy circular for more information on Cameco’s governance practices. Cameco is in compliance with the corporate governance standards applicable to Canadian TSX listed corporations, the US Sarbanes-Oxley Act, and the NYSE corporate governance standards applicable to it as a foreign private issuer. The significant differences between Cameco’s corporate disclosure practices and those applicable to US issuers listed on the NYSE are discussed in our management proxy circular.
Both the 2006 annual financial review and management proxy circular are available electronically from the company’s website at cameco.com.

Dr. J.W. George Ivany 1, 3, 4 Robert W. Peterson 1, 4, 5
Oyvind Hushovd 1, 2, 4 Kelowna, British Columbia Regina, Saskatchewan Kristiansand S., Norway President and Vice-Chancellor Senator, appointed to Senate of the University of of Canada in 2005. President Chair of Gabriel Resources Saskatchewan from 1989 A. Neil McMillan 1, 2, 5 and COO of Denro Holdings Ltd. from 2003 to 2006 to 1999. Saskatoon, Saskatchewan Inc., a Saskatchewan-based (Chair and CEO from 2003 Anne McLellan 3, 4, 5 CEO of Claude Resources property development and to 2005), President and Edmonton, Alberta Inc., a mining firm based in financial management CEO of Falconbridge Limited Counsel with Bennett Jones LLP Saskatchewan, since 2004, company, since 1994. from 1996 to 2002. in Edmonton since June 2006. President since 1995.
Former Canadian federal cabinet minister from 1993 to 2006, and deputy prime minister from Officers 2003 to 2006.
O. Kim Goheen
Senior Vice-President Rita M. Mirwald George B. Assie and Chief Financial Officer Senior Vice-President, Senior Vice-President, Marketing Terry V. Rogers Corporate Services and Business Development Senior Vice-President
Gerald W. Grandey Tim S. Gitzel Gary M.S. Chad
President and Chief
Senior Vice-President Senior Vice-President, Governance, Executive Officer and Chief Operating Officer Legal and Regulatory Affairs, and Corporate Secretary

Five-Year Financial Summary
Dollars are expressed in $ Canadian millions except prices and per share amounts.

	2006	2005	2004	2003	2002
Commodity Market Prices (annual average)
Uranium (spot price in $US/lbs U3O8)	$49.60	$28.67	$18.60	$11.54	$9.86
UF6 Conversion (spot price in $US/kgU)	11.60	11.60	7.91	5.07	5.09
Electricity (spot price in $/megawatt hour)	46.38	68.35	49.95	54.24	55.92
Gold (market price in $US/oz)	602.17	444.51	409.17	363.64	309.80

Operations
Revenue	$1,831.7	$1,312.7	$1,048.5	$826.9	$748.3
Earnings[1] from operations	335.4	120.7	123.1	73.5	73.4
Adjusted net earnings[1,2]	273.7	208.5	182.5	125.4	47.2
Net earnings[1]	375.7	215.5	276.5	206.7	47.2
EBITDA[3]	458.0	465.1	421.4	327.7	215.1
Cash provided by operations	418.0	277.5	228.0	249.8	240.9
Capital expenditures	459.6	284.9	148.3	166.8	97.9
Financial Position
Total assets	$5,140.4	$4,772.8	$4,052.1	$3,431.2	$3,023.3
Total debt	704.6	858.8	518.6	605.4	423.0
Shareholders’ equity	2,741.4	2,363.6	2,160.5	1,894.9	1,692.4

Financial Ratios
Current ratio (current assets/current liabilities)	2.7:1	2.4:1	2.9:1	3.3:1	3.7:1
Return on common shareholders’ equity	15%	10%	14%	12%	3%
Net debt to capitalization	12%	9%	13%	22%	18%
Cash from operations/total net debt	113%	118%	69%	48%	66%

Common Share Data ($ per share)
Adjusted net earnings	$0.78	$0.60	$0.53	$0.37	$0.14
Basic net earnings	1.07	0.62	0.81	0.61	0.14
Dividends	0.16	0.12	0.10	0.10	0.08
Book value	7.78	6.76	6.24	5.56	5.04
TSX Market – high	49.95	37.50	21.13	12.83	8.11
– low	35.35	18.97	9.54	4.83	4.19
– close	47.20	36.90	20.98	12.46	6.25
– annual volume (millions)	424.91	460.09	490.04	318.60	288.00
Shares outstanding (millions)
Weighted average	351.2	347.9	342.9	336.7	334.7
Year end	352.3	349.6	346.1	340.6	335.9

Production (Cameco’s Share)
Uranium production (million lbs U3O8)	21.0	21.2	20.5	18.5	15.9
Fuel services (million kgU)[4]	13.2	11.4	9.5	13.3	12.4
Electricity generation (TWh)	8.2	9.7	10.6	7.2	3.1
Gold production (thousand oz)[5]	303.6	407.4	321.6	225.9	176.2
Employees (including subsidiaries)[6]	2,446	1,957	1,802	3,716	3,253

[1]	Attributable to common shares.

[2]	Net earnings for 2006 have been adjusted for a $102 million net gain from a $73 million recovery of future income taxes related to reductions in federal and provincial income tax rates and a $29 million gain on sale of our interest in the Fort à la Corne joint venture. Net earnings have been adjusted for a $7 million net gain from the sale of Energy Resources of Australia Ltd shares and the loss on restructuring the Bruce Power Limited Partnership (BPLP) in 2005, a $94 million gain on the restructuring of our gold business in 2004 and an $81 million gain from income tax recoveries in 2003. This is a non-GAAP financial measure.

[3]	The impacts of the $45 million gain from the sale of our interest in the Fort à la Corne joint venture in 2006, the $10 million loss resulting from the sale of Energy Resources of Australia Ltd shares and the BPLP restructuring in 2005 as well as the $123 million gain on the restructuring of Centerra in 2004 have been removed.

[4]	2006 includes 11 months of Zircatec production.

[5]	Represents Cameco’s beneficial ownership interest in Kumtor and Boroo mines.

[6]	The years 2003 and 2002 include Centerra and Inkai employees.

Investor Information

December 31, 2006*
Shares outstanding   352 million
Market capitalization $17 billion (Cdn)
                                  $14 billion (US)

*	Data has been adjusted to reflect a two-for-one stock split on February 17, 2006, and a three-for-one stock split on December 31, 2004.
Common Shares
Toronto (CCO)
New York (CCJ)
Convertible Debentures
Toronto (CCO.DB)
Transfer Agents
For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
North America phone toll-free:
800-387-0825 or 416-643-5500
cibcmellon.com
Annual Meeting
The annual and special meeting of shareholders of Cameco Corporation is scheduled to be held on Wednesday, May 16, 2007, at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan.
Dividend Policy
The board of directors has established a policy of paying a quarterly dividend of $0.05 ($0.20 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors.
Inquiries
Cameco Corporation
2121-11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200
Fax: 306-956-6201
cameco.com

Energy to grow on.
Nuclear energy is clean, reliable and affordable.
Cameco Corporation • 2121-11th Street West • Saskatoon, SK, Canada • S7M 1J3 cameco.com
Cameco Corporation • 2121-11th Street West • Saskatoon, SK, Canada • S7M 1J3
cameco.com